MANAGEMENT’S DISCUSSION
AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2024

1050 – 625 Howe Street, Vancouver, B.C., Canada V6C 2T6
Phone: 604-449-9244 | Website: www.erocopper.com | Email: info@erocopper.com

Ero Copper Corp. September 30, 2024 MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at November 5, 2024 and should be read in conjunction with the unaudited condensed consolidated interim financial statements of Ero Copper Corp. (“Ero”, the “Company”, or “we”) as at, and for the three and nine months ended September 30, 2024, and related notes thereto, which are prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (the “IASB”). All references in this MD&A to “Q3 2024” and “Q3 2023” are to the three months ended September 30, 2024 and September 30, 2023, respectively, and all references to “YTD 2024” and “YTD 2023” are to the nine months ended September 30, 2024 and September 30, 2023, respectively. As well, this MD&A should be read in conjunction with the Company’s December 31, 2023 audited consolidated financial statements and MD&A. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. References to “$”, “US$”, “dollars”, or “USD” are to US dollars, references to “C$” are to Canadian dollars, and references to “R$” or “BRL” are to Brazilian Reais.

This MD&A refers to various alternative performance (Non-IFRS) measures, including copper C1 cash cost, copper C1 cash cost including foreign exchange hedges, realized copper price, gold C1 cash cost, gold all-in sustaining cost (“AISC”), realized gold price, EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share attributable to owners of the Company, net (cash) debt, working capital and available liquidity. Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" for a discussion of non-IFRS measures.

This MD&A contains “forward‐looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. The Company cannot assure investors that such statements will prove to be accurate, and actual results and future, events may differ materially from those anticipated in such statements. The results for the periods presented are not necessarily indicative of the results that may be expected for any future period. Investors are cautioned not to place undue reliance on such forward-looking statements. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company (the “Board”) as of November 5, 2024, unless otherwise stated.

BUSINESS OVERVIEW

Ero Copper is a high-margin, high-growth copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A. ("MCSA"), 100% owner of the Company's Caraíba Operations (formerly known as the MCSA Mining Complex), which are located in the Curaçá Valley, Bahia State, Brazil and include the Pilar and Vermelhos underground mines and the Surubim open pit mine, and the Tucumã Operation (formerly known as Boa Esperança), an open pit copper mine located in Pará, Brazil. The Company also owns 97.6% of NX Gold S.A. ("NX Gold") which owns the Xavantina Operations (formerly known as the NX Gold Mine), comprised of an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the Caraíba Operations, Xavantina Operations and Tucumã Operation, can be found on SEDAR+ (www.sedarplus.ca/landingpage/) and on EDGAR (www.sec.gov). The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

Ero Copper Corp. September 30, 2024 MD&A | Page 1

HIGHLIGHTS

Operating Highlights

	2024 - Q3	2024 - Q2	2023 - Q3	2024 - YTD	2023 - YTD
Copper (Caraíba Operations)
Ore Processed (tonnes)	900,289	957,692	806,096	2,711,352	2,419,465
Grade (% Cu)	1.20	1.03	1.46	1.10	1.45
Cu Production (tonnes)	9,920	8,867	10,766	26,878	32,097
Cu Production (lbs)	21,870,631	19,548,441	23,734,026	59,256,602	70,761,357
Cu Sold in Concentrate (tonnes)	9,970	8,706	10,090	28,137	31,166
Cu Sold in Concentrate (lbs)	21,980,217	19,192,315	22,243,586	62,031,124	68,708,912
Cu C1 Cash Cost(1)(2)	$1.63	$2.16	$1.92	$2.01	$1.83

Copper (Tucumã Operation)
Ore Processed (tonnes)	110,778	—	—	110,778	—
Grade (% Cu)	1.00	—	—	1.00	—
Cu Production (tonnes)	839	—	—	839	—
Cu Production (lbs)	1,850,043	—	—	1,850,043	—
Cu Sold in Concentrate (tonnes)	357	—	—	357	—
Cu Sold in Concentrate (lbs)	787,042	—	—	787,042	—

Gold (Xavantina Operations)
Ore Processed (tonnes)	41,761	40,446	31,446	120,041	101,586
Grade (g / tonne)	11.41	14.00	18.72	13.85	14.43
Au Production (oz)	13,485	16,555	17,579	48,274	42,355
Au C1 Cash Cost(1)	$539	$428	$371	$447	$425
Au AISC(1)	$1,034	$842	$844	$879	$943

(1) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.
(2) Copper C1 cash cost including foreign exchange hedges was $1.72 in Q3 2024 (Q3 2023 - $1.77) and $2.04 in YTD 2024 (YTD 2023 - $1.73).

Ero Copper Corp. September 30, 2024 MD&A | Page 2

Financial Highlights
($ in millions, except per share amounts)

	2024 - Q3	2024 - Q2	2023 - Q3	2024 - YTD	2023 - YTD
Revenues	$124.8	$117.1	$105.2	$347.7	$311.1
Gross profit	53.7	43.3	35.5	128.2	115.0
EBITDA(1)	74.5	(36.2)	28.3	56.1	135.0
Adjusted EBITDA(1)	62.2	51.5	42.9	157.0	133.2
Cash flow from operations	52.7	14.7	41.9	84.6	113.7
Net income (loss)	41.4	(53.4)	2.8	(18.9)	57.3
Net income (loss) attributable to owners of the Company	40.9	(53.2)	2.5	(19.5)	56.3
- Per share (basic)	0.40	(0.52)	0.03	(0.19)	0.61
- Per share (diluted)	0.39	(0.52)	0.03	(0.19)	0.60
Adjusted net income attributable to owners of the Company(1)	27.6	18.6	17.3	63.0	62.0
- Per share (basic)	0.27	0.18	0.19	0.61	0.67
- Per share (diluted)	0.27	0.18	0.18	0.61	0.66

Cash, cash equivalents, and short-term investments	20.2	44.8	87.6	20.2	87.6
Working (deficit) capital(1)	(60.9)	(57.6)	32.8	(60.9)	32.8
Available liquidity(1)	125.2	169.8	237.6	125.2	237.6
Net debt(1)	518.7	482.0	331.8	518.7	331.8

(1) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.

Ero Copper Corp. September 30, 2024 MD&A | Page 3

Q3 2024 Highlights
Third quarter financial results reflect an expansion of operating margins, driven by a significant decrease in unit operating costs at the Caraíba Operations and higher realized gold prices at the Xavantina Operations
•The Tucumã Operation achieved a major commissioning milestone in July 2024, producing its first saleable copper concentrate. As ramp-up efforts increased mill throughput during the quarter, the operation delivered 839 tonnes of copper, contributing to consolidated quarterly copper production of 10,759 tonnes
◦The Caraíba Operations produced 9,920 tonnes of copper in concentrate during the quarter at C1 cash costs(1) of $1.63 per pound of copper produced
–Higher mined and processed copper grades drove an 11.9% quarter-on-quarter increase in copper production and contributed to a 24.5% decrease in C1 cash costs
–Unit operating costs and margins also benefited from improved concentrate treatment and refining charges, secured as of May 2024, as well as a more favorable USD to BRL exchange rate
◦Despite intermittent power disruptions that slowed the ramp-up of Tucumã's processing plant during the quarter, mining operations remained ahead of schedule, contributing to the buildup of ore stockpiles to be processed in Q4 2024 and throughout 2025
•The Xavantina Operations produced 13,485 ounces of gold during the quarter, resulting in C1 cash costs(1) and AISC(1) of $539 and $1,034, respectively, per ounce of gold produced
◦Tonnes processed increased 3.3% quarter-on-quarter, partially offsetting a planned decrease in mined and processed gold grades
•Improved operating margins for the quarter were supported by a significant decrease in unit operating costs at the Caraíba Operations and higher realized gold prices at the Xavantina Operations, resulting in:
◦Net income attributable to the owners of the Company of $40.9 million ($0.39 per share on a diluted basis)
◦Adjusted net income attributable to the owners of the Company(1) of $27.6 million ($0.27 per share on a diluted basis)
◦Adjusted EBITDA(1) of $62.2 million
•During the quarter, the Company opportunistically entered into zero-cost gold collar contracts on 2,500 ounces of gold per month from January 2025 to December 2025. These contracts set a floor price of $2,200 per ounce, while allowing for upside participation in gold price increases up to a cap of $3,425 per ounce, over 20% above the all-time high price reached in October 2024. The total hedged volume is 30,000 ounces, representing just over 50% of projected 2025 gold production at the Xavantina Operations
•At quarter-end, available liquidity was $125.2 million, including $20.2 million in cash and cash equivalents, $80.0 million of undrawn availability under the Company's senior secured revolving credit facility, and $25.0 million of undrawn availability under the Company's copper prepayment facility
(1) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.

Ero Copper Corp. September 30, 2024 MD&A | Page 4

2024 Guidance Update
•The Company is updating its consolidated copper production guidance for 2024 to a range of 43,000 to 48,000 tonnes in concentrate. The adjustment reflects power disruptions at the Tucumã Operation, which extended the processing plant's ramp-up schedule, as well as slower-than-expected underground development progress at Caraíba's Pilar Mine.
•Due to the anticipated delay in achieving commercial production at the Tucumã Operation, the Company is narrowing 2024 C1 cash cost guidance to only include the Caraíba Operations. The Company is reaffirming its full-year C1 cash cost guidance for the Caraíba Operations of $1.80 to $2.00 per pound of copper produced. Positive factors, including improved concentrate treatment and refining charges secured as of May 2024, a higher gold byproduct credit, and a more favorable USD to BRL exchange rate, are expected to more than offset the impact of lower projected copper production.
•The Company is maintaining its increased 2024 gold production guidance range of 60,000 to 65,000 ounces as well as its reduced full-year gold cost guidance of $450 to $550 per ounce of gold produced for C1 cash costs, and $900 to $1,000 per ounce for AISC.
•The Company is reaffirming its full-year consolidated capital expenditure guidance of $303 to $348 million.

With consolidated copper production on track to double in 2025, the Company continued to bolster its growth pipeline with the execution of a definitive earn-in agreement on the Furnas Copper-Gold Project
•In July 2024, the Company signed a definitive earn-in agreement ("Agreement") with Salobo Metais S.A., a subsidiary of Vale Base Metals Limited, to earn a 60% interest in the Furnas Copper-Gold Project ("Furnas") located in the Carajás Mineral Province in Pará State, Brazil. The terms of the Agreement align with the previously signed binding term sheet outlined in the Company's press release dated October 30, 2023.
•Subsequent to quarter-end, the Company announced an initial National Instrument 43-101 ("NI 43-101") compliant mineral resource estimate for Furnas, highlighting its significant potential. This mineral resource estimate, supported by over 90,000 meters of historical drilling, is detailed in the Company's press release dated October 2, 2024.
•The Company also commenced the Phase 1 drill program in October 2024 after receiving drilling permits from the Pará State environmental agency in September 2024. This minimum 28,000-meter program, designed to support a preliminary economic assessment on Furnas, is focused on infill drilling and extending high-grade zones within the deposit to depth.

Ero Copper Corp. September 30, 2024 MD&A | Page 5

REVIEW OF OPERATIONS

The Caraíba Operations

	2024 - Q3	2024 - Q2	2023 - Q3	2024 - YTD	2023 - YTD
Ore mined (tonnes)	874,937	897,161	794,102	2,560,430	2,454,850
Ore processed (tonnes)	900,289	957,692	806,096	2,711,352	2,419,465
Grade (% Cu)	1.20	1.03	1.46	1.10	1.45
Recovery (%)	91.9	90.2	91.6	90.2	91.5

Cu Production (tonnes)	9,920	8,867	10,766	26,878	32,097
Cu Production (lbs)	21,870,631	19,548,441	23,734,026	59,256,602	70,761,357

Concentrate grade (% Cu)	33.3	33.1	33.9	33.1	33.9
Concentrate sales (tonnes)	29,964	26,222	30,751	84,907	96,670
Cu Sold in concentrate (tonnes)	9,970	8,706	10,090	28,137	31,166
Cu Sold in concentrate (lbs)	21,980,217	19,192,315	22,243,586	62,031,124	68,708,912

Realized copper price	$3.88	$4.22	$3.65	$3.94	$3.69
Copper C1 cash cost	$1.63	$2.16	$1.92	$2.01	$1.83
Copper C1 cash cost including foreign exchange hedges	$1.72	$2.16	$1.77	$2.04	$1.73

The Caraíba Operations achieved quarterly copper production of 9,920 tonnes in concentrate, bringing YTD 2024 production to 26,878 tonnes. Higher mined and processed copper grades drove an 11.9% quarter-on-quarter increase in copper production and contributed to a 24.5% decrease in C1 cash costs, which averaged $1.63 per pound of copper produced for the quarter. C1 cash costs and margins also benefited from improved concentrate treatment and refining charges, secured as of May 2024, as well as a more favorable USD to BRL exchange rate, resulting in weighted average YTD 2024 C1 cash costs of $2.01 per pound of copper produced.

Tonnes of ore mined in Q3 2024 included:
•Pilar: 407,884 tonnes grading 1.34% copper (vs. 466,991 tonnes at 1.25% copper in Q2 2024)
•Vermelhos: 250,365 tonnes grading 1.47% copper (vs. 228,626 tonnes at 1.00% copper in Q2 2024)
•Surubim: 216,688 tonnes at 0.68% copper (vs. 201,544 tonnes at 0.63% copper in Q2 2024)

Contributions from the three mines resulted in total ore mined during the quarter of 874,937 tonnes grading 1.21% copper (vs. 897,161 tonnes at 1.05% copper in Q2 2024).

During the quarter, efforts to increase underground development rates at the Pilar Mine were impacted by slower-than-anticipated progress by a third-party development contractor. Consequently, the Company expects lower mined and processed tonnage at the Caraíba Operations

Ero Copper Corp. September 30, 2024 MD&A | Page 6

through year-end. To support accelerated development rates, the Company intends to engage an additional contractor in Q4 2024.

Exploration activities during Q3 2024 at the Caraíba Operations continued to focus on advancing the Company's full-year exploration objectives of (i) delineating high-grade mineralization within the upper levels of the Pilar and Vermelhos Mines, (ii) outlining extensions of regional targets with known copper mineralization near the Vermelhos Mine, and (iii) testing regional nickel and copper targets throughout the Curaçá Valley.

The Tucumã Operation

2024 - Q3
Ore mined (tonnes)	867,315
Ore processed (tonnes)	110,778
Grade (% Cu)	1.00
Recovery (%)	75.7

Cu Production (tonnes)	839
Cu Production (lbs)	1,850,043

Concentrate grade (% Cu)	25.5
Concentrate sales (tonnes)	1,652
Cu Sold in concentrate (tonnes)	357
Cu Sold in concentrate (lbs)	787,042
The Tucumã Operation achieved a significant commissioning milestone during the quarter with the production of first saleable copper concentrate in July 2024 resulting in the first sale of concentrate near the end of the quarter. Mining operations continued ahead of schedule during the quarter, contributing to a buildup of ore stockpiles that are expected to be processed in Q4 2024 and throughout 2025. The ramp-up of Tucumã's processing plant progressed well through July and the majority of August; however, as the plant moved toward continuous operations, the Company detected intermittent voltage oscillations within the third-party regional power grid. These oscillations limited the ability to run the mill at full capacity on a continuous basis, resulting in quarterly production of 839 tonnes of copper in concentrate.

In addition, the Tucumã Operation experienced a temporary power disruption following a severe localized windstorm that impacted the regional power grid, including the main 230kV transmission line servicing the southwest region of the Carajás Mineral Province. Power was restored after approximately 10 days, allowing the Company to safely resume ramp-up activities on October 16, 2024. For further details on the power disruption and resumption of ramp-up activities, please refer the Company's press releases dated October 5, 2024 and October 16, 2024.

To address ongoing intermittent voltage oscillations, the Company implemented a mill power management solution that enables continuous plant operations despite minor voltage fluctuations. Since this implementation, the plant has maintained continuous operations and is advancing toward full capacity.

Ero Copper Corp. September 30, 2024 MD&A | Page 7

The Xavantina Operations

	2024 - Q3	2024 - Q2	2023 - Q3	2024 - YTD	2023 - YTD
Ore mined (tonnes)	41,761	40,446	31,277	120,041	101,565
Ore processed (tonnes)	41,761	40,446	31,446	120,041	101,586
Head grade (grams per tonne Au)	11.41	14.00	18.72	13.85	14.43
Recovery (%)	92.5	91.0	92.9	91.8	89.9

Gold ounces produced (oz)	13,485	16,555	17,579	48,274	42,355
Silver ounces produced (oz)	8,168	9,896	10,994	28,273	27,767

Gold sold (oz)	14,615	17,621	15,457	49,089	39,470
Silver sold (oz)	8,523	10,468	10,296	28,077	26,037

Realized gold price(1)	$2,382	$2,193	$1,902	$2,156	$1,889
Gold C1 cash cost	$539	$428	$371	$447	$425
Gold AISC	$1,034	$842	$844	$879	$943
(1)    Realized Au price includes the effect of ounces sold under the stream arrangement with Royal Gold. See "Realized Gold Price" section of "Non-IFRS Measures" for detail.

The Xavantina Operations delivered quarterly gold production of 13,485 ounces, with higher mill throughput partially offsetting a planned decrease in mined and processed gold grades, bringing YTD 2024 gold production to 48,274 ounces.

C1 cash costs and AISC for the quarter were $539 and $1,034, respectively, per ounce of gold produced, resulting in YTD 2024 C1 cash costs and AISC of $447 and $879 per ounce of gold produced.

Exploration activities at the Xavantina Operations during the quarter continued to focus on testing the down plunge extension of the Santo Antônio vein as well as drill testing the intersection of the Santo Antônio and Brás Veins. Regional surface exploration efforts focused on identifying additional gold systems in the vicinity of the Xavantina mine system.

Ero Copper Corp. September 30, 2024 MD&A | Page 8

2024 GUIDANCE

The Company is updating production guidance for both the Caraíba and Tucumã Operations, resulting in a consolidated copper production guidance for the year of 43,000 to 48,000 tonnes in concentrate.

Due to the anticipated delay in achieving commercial production at the Tucumã Operation, the Company is narrowing 2024 C1 cash cost guidance to only include the Caraíba Operations. The Company is reaffirming full-year C1 cash cost guidance for the Caraíba Operations of $1.80 to $2.00 per pound of copper produced. Positive factors, including improved concentrate treatment and refining charges secured as of May 2024, a higher gold byproduct credit, and a more favorable USD to BRL exchange rate, are expected to more than offset the impact of lower projected copper production.

At the Xavantina Operations, the Company is reaffirming increased full-year gold production guidance of 60,000 to 65,000 ounces, with similar production levels and unit cost performance expected in Q4 2024 compared to Q3 2024. Consequently, the Company is reaffirming its reduced cost guidance ranges, including C1 cash cost guidance of $450 to $550 per ounce of gold produced, and AISC guidance of $900 to $1,000 per ounce of gold produced.

The Company is also reaffirming consolidated 2024 capital expenditure guidance of $303 to $348 million.

2024 Production and Cost Guidance

The Company's cost guidance for 2024 assumes a foreign exchange rate of 5.00 BRL per USD, a gold price of $1,900 per ounce and a silver price of $23.00 per ounce for Q4 2024.

	Original Guidance	Current Guidance
Consolidated Copper Production (tonnes)
Caraíba Operations	42,000 - 47,000	35,000 - 37,000
Tucumã Operation	17,000 - 25,000	8,000 - 11,000
Total	59,000 - 72,000	43,000 - 48,000

Caraíba Operations C1 Cash Cost(1) Guidance	$1.80 - $2.00	Unchanged

The Xavantina Operations
Au Production (ounces)	55,000 - 60,000	60,000 - 65,000
Gold C1 Cash Cost(1) Guidance	$550 - $650	$450 - $550
Gold AISC(1) Guidance	$1,050 - $1,150	$900 - $1,000

Note:    Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s most recent Annual Information Form and Management of Risks and Uncertainties in this MD&A for complete risk factors.
(1)     Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.

Ero Copper Corp. September 30, 2024 MD&A | Page 9

REVIEW OF FINANCIAL RESULTS

The following table provides a summary of the financial results of the Company for Q3 2024 and Q3 2023. Tabular amounts are in thousands of US dollars, except share and per share amounts.

		Three months ended September 30,
	Notes	2024	2023

Revenue	1	$124,837	$105,181
Cost of sales	2	(71,128)	(69,706)
Gross profit		53,709	35,475
Expenses
General and administrative	3	(12,628)	(14,402)
Share-based compensation		(4,859)	1,185
Write-down of exploration and evaluation asset		(467)	—
Income before the undernoted		35,755	22,258
Finance income		781	2,976
Finance expense	4	(4,039)	(8,017)
Foreign exchange gain (loss)	5	17,246	(13,937)
Other expenses		(45)	(1,276)
Income before income taxes		49,698	2,004
Income tax (expense) recovery
Current		(4,873)	(3,317)
Deferred		(3,458)	4,124
	6	(8,331)	807
Net income for the period		$41,367	$2,811

Other comprehensive gain (loss)
Foreign currency translation gain (loss)	7	13,757	(29,046)
Comprehensive income (loss)		$55,124	$(26,235)

Net income (loss) per share attributable to owners of the Company
Basic		$0.40	$0.03
Diluted		$0.39	$0.03
Weighted average number of common shares outstanding
Basic		103,239,881	93,311,434
Diluted		103,973,827	94,009,268

Ero Copper Corp. September 30, 2024 MD&A | Page 10

Notes:

1.    Revenues from copper sales in Q3 2024 was $90.4 million (Q3 2023 - $76.1 million) on sale of 22.0 million lbs of copper (Q3 2023 - 22.2 million lbs) at an average realized price of $3.88 (Q3 2023 - $3.65) per lb. The increase in copper revenues was primarily attributed to higher average realized price, partially offset by lower quantity sold, at Caraíba.

Revenues from gold sales in Q3 2024 was $34.4 million (Q3 2023 - $29.0 million) on sale of 14,615 ounces of gold (Q3 2023 - 15,457 ounces) at an average realized price of $2,382 per ounce (Q3 2023 - $1,902 per ounce). The increase in gold revenues was attributable to higher realized gold price, partially offset by a decrease in sales volume.

2.    Cost of sales for Q3 2024 from copper sales was $59.9 million (Q3 2023 - $57.2 million) which primarily comprised of $16.7 million (Q3 2023 - $15.6 million) in depreciation and depletion, $13.2 million (Q3 2023 - $13.8 million) in salaries and benefits, $10.0 million (Q3 2023 - $9.6 million) in materials and consumables, $9.9 million (Q3 2023 - $7.4 million) in contracted services, $7.3 million (Q3 2023 - $7.8 million) in maintenance costs, $2.4 million (Q3 2023 - $2.2 million) in sales expenses, $2.2 million (Q3 2023 - $3.0 million) in utilities, and $1.9 million increase (Q3 2023 - $2.6 million decrease) in changes in inventories. The increase in cost of sales in Q3 2024 as compared to Q3 2023 was primarily attributable to a 12% increase in tonnes processed, resulting in higher contracted service costs and increased depreciation and depletion.

Cost of sales for Q3 2024 from gold sales was $11.2 million (Q3 2023 - $12.6 million) which primarily comprised of $4.5 million (Q3 2023 - $5.3 million) in depreciation and depletion, $2.5 million (Q3 2023 - $2.3 million) in salaries and benefits, $1.7 million (Q3 2023 - $1.6 million) in materials and consumables, $2.0 million (Q3 2023 - $1.7 million) in contracted services, $0.7 million (Q3 2023 - $0.6 million) in maintenance costs, and $0.6 million (Q3 2023 - $0.6 million) in utilities. The decrease in cost of sales as compared to Q3 2023 was primarily due to a 5% decrease in gold ounces sold, resulting in lower depreciation and depletion.

3.    General and administrative expenses for Q3 2024 was primarily comprised of $6.8 million (Q3 2023 - $8.6 million) in salaries and consulting fees, $2.5 million (Q3 2023 - $2.3 million) in office and administration expenses, $1.5 million (Q3 2023 - $1.6 million) in incentive payments, $1.0 million (Q3 2023 - $1.0 million) in other costs, and $0.5 million (Q3 2023 - $0.6 million) in accounting and legal costs. The decrease in general and administrative expenses was mainly attributed to reduction in consulting fees.

4.    Finance expense for Q3 2024 was $4.0 million (Q3 2023 - $8.0 million) and is primarily comprised of other finance expense of $2.4 million (Q3 2023 - $3.5 million), accretion of deferred revenue of $0.6 million (Q3 2023 - $0.8 million), accretion of asset retirement obligations of $0.6 million (Q3 2023 - $0.7 million), lease interest of $0.5 million (Q3 2023 - $0.3 million), and interest on loans and borrowings of nil (Q3 2023 - $2.8 million). Interest on loans and borrowings were net of $9.6 million (Q3 2023 - $4.4 million) in borrowing costs which were capitalized to projects in progress. The overall decrease in finance expense was attributable to an increase in capitalization of borrowing costs as a result of capital expenditures on construction projects.

5.    Foreign exchange gain for Q3 2024 was $17.2 million (Q3 2023 - $13.9 million loss). This amount is primarily comprised of $11.0 million (Q3 2023 - $10.0 million loss) in foreign exchange gain on USD denominated debt at MCSA for which the functional currency is the BRL and $9.8 million (Q3 2023 - $7.6 million loss) of unrealized foreign exchange gain on derivative contracts, partially offset by $3.4 million (Q3 2023 - $3.5 million gain) of realized foreign exchange loss on derivative contracts and other foreign exchange losses of $0.2 million (Q3 2023 - $0.1 million gains). The unrealized foreign exchange gain on USD denominated debt and on derivative contracts was a result of the 2% strengthening of the BRL against the USD during the period.

6.    In Q3 2024, the Company recognized $8.3 million in income tax expense (Q3 2023 a recovery of $0.8 million). The increase in income tax expense was primarily a result of higher income before taxes as compared to the same quarter of the prior year.

7.    The foreign currency translation gain is a result of a fluctuation of the BRL against the USD during Q3 2024, which strengthened from approximately 5.56 BRL per US dollar at the beginning of Q3 2024 to approximately 5.45 BRL per US dollar by the end of the quarter, when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s condensed consolidated interim financial statements.

Ero Copper Corp. September 30, 2024 MD&A | Page 11

The following table provides a summary of the financial results of the Company for YTD 2024 and 2023. Tabular amounts are in thousands of US dollars, except share and per share amounts.

		Nine months ended September 30,
	Notes	2024	2023

Revenue	1	$347,720	$311,066
Cost of sales	2	(219,542)	(196,075)
Gross profit		128,178	114,991
Expenses
General and administrative	3	(35,952)	(40,269)
Share-based compensation		(17,479)	(8,741)
Write-down of exploration and evaluation asset	4	(11,212)	—
Income before the undernoted		63,535	65,981
Finance income		3,610	10,476
Finance expense	5	(13,238)	(20,538)
Foreign exchange (loss) gain	6	(72,204)	9,741
Other (expenses) income		(2,354)	1,224
(Loss) income before income taxes		(20,651)	66,884
Income tax recovery (expense)
Current		(11,079)	(9,159)
Deferred		12,868	(473)
	7	1,789	(9,632)
Net (loss) income for the period		$(18,862)	$57,252

Other comprehensive (loss) gain
Foreign currency translation (loss) gain	8	(85,881)	26,582
Comprehensive (loss) income		$(104,743)	$83,834

Net (loss) income per share attributable to owners of the Company
Basic		$(0.19)	$0.61
Diluted		$(0.19)	$0.60
Weighted average number of common shares outstanding
Basic		103,026,138	92,767,525
Diluted		103,026,138	93,643,940

Ero Copper Corp. September 30, 2024 MD&A | Page 12

Notes:

1.    Revenues from copper sales in YTD 2024 amounted to $243.2 million (YTD 2023 - $237.4 million), reflecting the sale of 62.0 million lbs of copper compared to 68.7 million lbs of copper for YTD 2023. The increase in revenues was primarily due to a 6% higher realized copper price, partially offset by 10% lower copper sales resulting from lower copper grades, at Caraíba.

Revenues from gold sales in YTD 2024 amounted to $104.5 million (YTD 2023 - $73.7 million), reflecting the sale of 49,089 ounces of gold at a realized price of $2,156 per ounce, compared to 39,470 ounces of gold sold at a realized price of $1,889 per ounce in YTD 2023. The increase in revenues was driven by higher sales volume and improved gold prices compared to the prior year.

2.    Cost of sales for YTD 2024 from copper sales was $181.2 million (YTD 2023 - $164.0 million) which primarily consisted of $50.1 million (YTD 2023 - $44.2 million) in depreciation and depletion, $39.5 million (YTD 2023 - $37.7 million) in salaries and benefits, $28.7 million (YTD 2023 - $27.9 million) in materials and consumables, $26.0 million (YTD 2023 - $20.4 million) in contracted services, $21.6 million (YTD 2023 - $21.0 million) in maintenance costs, $7.9 million (YTD 2023 - $8.6 million) in utilities, and $6.1 million (YTD 2023 - $6.4 million) in sales expenses. The increase in cost of sales was primarily attributed to a 12% increase in tonnes processed, higher depreciation and depletion from an expanded depletable asset base, and increased labour costs from wage and other benefit increases.

Cost of sales for YTD 2024 from gold sales was $38.4 million (YTD 2023- $32.1 million) which primarily comprised of $15.8 million (YTD 2023 - $12.8 million) in depreciation and depletion, $7.6 million (YTD 2023 - $6.6 million) in salaries and benefits, $5.7 million (YTD 2023 - $4.5 million) in contracted services, $5.3 million (YTD 2023 - $4.5 million) in materials and consumables, $1.9 million (YTD 2023 - $1.4 million) in maintenance costs, and $1.8 million (YTD 2023 - $1.7 million) in utilities. The increase in cost of sales was mainly attributed to 24% increase in gold sales, accompanied with higher depreciation and depletion from increased sales and an expanded depreciable asset base.

3.    General and administrative expenses for YTD 2024 was primarily comprised of $19.8 million (YTD 2023 - $23.9 million) with respect to salaries and consulting fees, $7.0 million (YTD 2023 - $6.5 million) in office and administrative expenses, $4.2 million (YTD 2023 - $4.4 million) in incentive payments, $2.1 million (YTD 2023 - $2.9 million) in other general and administrative expenses, and $1.5 million (YTD 2023 - $1.5 million) in accounting and legal fees. The decrease in general and administrative expenses in YTD 2024 was primarily attributable to reduction in consulting fees.

4.    In YTD 2024, the Company recognized a write-down in exploration and evaluation assets of $11.2 million (YTD 2023 - nil), primarily from the termination of the Fides option agreement.

5.    Finance expense for YTD 2024 was $13.2 million (YTD 2023 - $20.5 million) and was primarily comprised of other finance expense of $8.2 million (YTD 2023 - $4.1 million), accretion of deferred revenue of $1.9 million (YTD 2023 - $2.3 million), accretion of the asset retirement obligations of $1.8 million (YTD 2023 - $2.0 million), lease interest of $1.4 million (YTD 2023 - $0.9 million), and nil (YTD 2023 - $11.2 million) from interest on loans and borrowings (net of capitalization of borrowing costs). During YTD 2024, $26.1 million (YTD 2023 - $10.0 million) in interest was capitalized to projects in progress. The overall decrease in finance expense was primarily attributable to higher interest capitalized as a result of capital expenditures incurred on various qualifying projects, partially offset by an increased interest on new loans and borrowings.

6.    Foreign exchange loss for YTD 2024 was $72.2 million (YTD 2023 - $9.7 million gain). This amount was primarily comprised of a foreign exchange loss of $56.7 million (YTD 2023 - $7.5 million gain) on USD denominated debt in MCSA, for which the functional currency is the BRL. In addition, the Company recognized a foreign exchange loss on unrealized derivative contracts of $15.6 million (YTD 2023 - $2.3 million loss), and realized foreign exchange loss on derivative contracts of $2.3 million (YTD 2023 - $7.2 million gain), partially offset by other foreign exchange gains of $2.4 million (YTD 2023 - $2.7 million losses). The fluctuation in foreign exchange gains/losses were primarily a result of increased volatility of the USD/BRL foreign exchange rates, which weakened 11.1% during YTD 2024.

7.    In YTD 2024, the Company recognized an $1.8 million income tax recovery (YTD 2023 - $9.6 million expense), The change was primarily a result of a net loss before income taxes due to unrealized foreign exchange losses.

8.    The foreign currency translation loss is a result of fluctuations of the BRL against the USD during YTD 2024, which weakened from approximately 4.84 BRL per US dollar at the beginning of 2024 to approximately 5.45 BRL per US

Ero Copper Corp. September 30, 2024 MD&A | Page 13

dollar by the end of the quarter, when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s condensed consolidated interim financial statements.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters. Tabular amounts are in millions of US Dollars, except share and per share amounts.

Selected Financial Information	Sep. 30,(1)	Jun. 30,(2)	Mar. 31,(3)	Dec. 31,(4)	Sep. 30,(5)	Jun. 30,(6)	Mar. 31,(7)	Dec. 31,(8)
	2024	2024	2024	2023	2023	2023	2023	2022
Revenue	$124.8	$117.1	$105.8	$116.4	$105.2	$104.9	$101.0	$116.7
Cost of sales	$(71.1)	$(73.8)	$(74.6)	$(74.6)	$(69.7)	$(65.5)	$(60.8)	$(64.0)
Gross profit	$53.7	$43.3	$31.2	$41.9	$35.5	$39.4	$40.1	$52.7
Net income (loss) for period	$41.4	$(53.4)	$(6.8)	$37.1	$2.8	$29.9	$24.5	$22.5
Income (loss) per share attributable to owners of the Company
- Basic	$0.40	$(0.52)	$(0.07)	$0.37	$0.03	$0.32	$0.26	$0.24
- Diluted	$0.39	$(0.52)	$(0.07)	$0.37	$0.03	$0.32	$0.26	$0.24
Weighted average number of common shares outstanding
- Basic	103,239,881	103,082,363	102,769,444	98,099,791	93,311,434	92,685,916	92,294,045	91,522,358
- Diluted	103,973,827	103,082,363	102,769,444	98,482,755	94,009,268	93,643,447	93,218,281	92,551,916

Notes:

1.During Q3 2024, the Company recognized net income of $41.4 million compared to net loss of $53.4 million in the preceding quarter. The increase in net income was primarily attributable higher revenues, as well as foreign exchange gains of $17.2 million compared to foreign exchange losses of $70.5 million in the preceding quarter, as well as a $10.7 million write-down in exploration and evaluation assets recognized in the preceding quarter.

2.During Q2 2024, the Company recognized net loss of $53.4 million compared to net loss of $6.8 million in the preceding quarter. The increase in loss was primarily attributable to foreign exchange losses of $70.5 million compared to $19.0 million in the preceding quarter. The change in foreign exchange gain or loss was primarily driven by volatility of the Brazilian Real against the US Dollar during the respective periods. In addition, during the quarter, the Company terminated the Fides option agreement, resulting in a write-down in exploration and evaluation assets of $10.7 million.

3.During Q1 2024, the Company recognized net loss of $6.8 million compared to net income of $37.1 million in the preceding quarter. The decrease in income was primarily attributable to foreign exchange losses of $19.0 million compared to foreign exchange gains of $24.9 million in the preceding quarter. The change in foreign exchange gain or loss was primarily driven by volatility of the Brazilian Real against the US Dollar during the respective periods.

4.During Q4 2023, the Company recognized net income of $37.1 million compared to $2.8 million in the preceding quarter. The increase was primarily attributable to foreign exchange gains of $24.9 million compared to foreign exchange losses of $13.9 million in the preceding quarter. The change in foreign exchange gain or loss was primarily driven by volatility of the Brazilian Real against the US Dollar during the respective periods.

5.During Q3 2023, the Company recognized net income of $2.8 million compared to $29.9 million in the preceding quarter. The decrease was primarily attributable to foreign exchange losses of $13.9 million compared to foreign

Ero Copper Corp. September 30, 2024 MD&A | Page 14

exchange gain of $15.1 million in the preceding quarter. The change in foreign exchange gain or loss was primarily driven by volatility of the Brazilian Real against the US Dollar during the respective periods.

6.During Q2 2023, the Company recognized net income of $29.9 million compared to $24.5 million in the preceding quarter. The increase was primarily attributable to an increase in foreign exchange gain and the recognition of an unrealized gain in copper derivative contracts.

7.During Q1 2023, the Company recognized net income of $24.5 million compared to $22.5 million in the preceding quarter. The increase was primarily attributable to an increase in foreign exchange gain, a reduction in general and administrative expenses, and a reduction in finance expense. In the prior quarter, the Company recognized a $3.3 million expected credit loss provision.

8.During Q4 2022, the Company recognized net income of $22.5 million compared to $4.0 million in the preceding quarter. The increase was primarily attributable to a $29.9 million increase in gross profit as a result of 13% increase in copper production, partially offset by higher share-based payment expenses and a $3.3 million expected credit loss provision recognized in relation to payment arrangement with PMA.

LIQUIDITY, CAPITAL RESOURCES, AND CONTRACTUAL OBLIGATIONS

Liquidity

As at September 30, 2024, the Company had cash and cash equivalents of $20.2 million and available liquidity of $125.2 million. Cash and cash equivalents were primarily comprised of cash held with reputable financial institutions and are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

Cash and cash equivalents decreased by $91.5 million from December 31, 2023. The Company’s cash flows from operating, investing, and financing activities during 2024 are summarized as follows:

•Cash used in investing activities of $259.0 million, including:
◦$256.0 million of additions to mineral property, plant and equipment; and
◦$4.8 million of additions to exploration and evaluation assets;
net of:
◦$1.9 million in proceeds from interest received.
Partially offset by:
•Cash from operating activities of $84.6 million, primarily consists of:
◦$157.0 million of adjusted EBITDA (see Non-IFRS Measures); and
◦$4.4 million of additional advances from the NX Gold Precious Metal Purchase Agreement;
net of:
◦$42.1 million of net change in non-cash working capital items;
◦$18.1 million of amortization of non-cash deferred revenues; and
◦$5.6 million of income taxes paid.
•Cash from financing activities of $82.8 million, primarily consists of:
◦$147.3 million of new loans and borrowings; and
◦$8.3 million of proceeds from exercise of stock options.

Ero Copper Corp. September 30, 2024 MD&A | Page 15

net of:
◦$30.2 million of principal repayments on loans and borrowings;
◦$29.4 million of interest paid on loans and borrowings; and
◦$10.1 million of lease payments.

As at September 30, 2024, the Company had working capital deficit of $60.9 million.

Capital Resources

At September 30, 2024, the Company had available liquidity of $125.2 million, including $20.2 million in cash and cash equivalents, $80.0 million of undrawn availability under its senior secured revolving credit facility and $25.0 million of undrawn availability under its copper repayment facility.

In May 2024, to support the commencement of production and associated working capital needs at the Tucumã Project, the Company entered into a $50.0 million non-priced copper prepayment facility, structured by the Bank of Montreal and with participation by CIBC Capital Markets. This facility will be repaid over 27 equal monthly installments, beginning in October 2024, through the delivery of 272 tonnes of copper each month. Each monthly delivery's value will be determined based on prevailing market copper prices at the time of delivery. Should the value of any delivery exceed the amount of the monthly installment payment of $2.1 million, the excess value will be repaid to the Company. The copper to be delivered by the Company will be in the form of LME Copper Warrants. Through the end of 2024, the Company has the option to increase the size of the non-priced copper prepayment facility from $50.0 million to $75.0 million.

The Company’s primary sources of capital are comprised of cash from operations, and cash and cash equivalents on hand. The Company continuously monitors its liquidity position and capital structure and, based on changes in operations and economic conditions, may adjust such structure by issuing new common shares or new debt as necessary. Taking into consideration expected cash flow from existing operations and available liquidity, management believes that the Company has sufficient capital to fund its planned operations and activities, including the capital expenditures to complete the Tucumã Project, and other initiatives, for the foreseeable future.

In 2023, the senior credit facility was amended to increase its limit from $75.0 million to $150.0 million with maturity extended from March 2025 to December 2026 ("Amended Senior Credit Facility"). The Amended Senior Credit Facility bears interest on a sliding scale of SOFR plus an applicable margin of 2.00% to 4.50% depending on the Company's consolidated leverage ratio. Commitment fees for the undrawn portion of the Amended Senior Credit Facility is also based on a sliding scale ranging from 0.45% to 1.01%.

In relation to its loans and borrowings, the Company is required to comply with certain financial covenants. As of the date of the condensed consolidated interim financial statements, the Company is in compliance with these covenants. The loan agreements also contain covenants that could restrict the ability of the Company and its subsidiaries, MCSA, Ero Gold, and NX Gold, to, among other things, incur additional indebtedness needed to fund its respective operations, pay dividends or make other distributions, make investments, create liens, sell or transfer assets or enter into transactions with affiliates. There are no other restrictions or externally imposed capital requirements of the Company.

Ero Copper Corp. September 30, 2024 MD&A | Page 16

Contractual Obligations and Commitments

The Company has a precious metals purchase agreement with RGLD Gold AG ("Royal Gold"), a wholly-owned subsidiary of Royal Gold, Inc., whereby the Company is obligated to sell a portion of its gold production from the Xavantina Operations at contract prices.

Refer to the "Liquidity Risk" section for further information on the Company's contractual obligations and commitments.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at September 30, 2024 and December 31, 2023:

	September 30, 2024	December 31, 2023
Cash and cash equivalents	20,229	$111,738
Accounts receivable	20,139	5,710
Derivatives	—	11,254
Note receivable	10,255	17,413
Deposits and other assets	10,401	9,484
	$61,024	$155,599

The Company invests cash and cash equivalents with financial institutions that are financially sound based on their credit rating.

The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer.

In November 2022, Paranapanema S/A ("PMA"), one of the Company's customers in Brazil, filed for bankruptcy protection. According to PMA, the action was attributed to working capital challenges following an operational halt at one of their facilities. Progress was noted in August 2023 when PMA and its creditors agreed on a judicial recovery plan, which subsequently received approval from the judicial recovery court in November 2023. As a preferred supplier to PMA, the Company has entered into a note receivable arrangement with PMA. The arrangement is excluded from the judicial recovery process and provides the Company with certain judicial guarantees. According to the note receivable

Ero Copper Corp. September 30, 2024 MD&A | Page 17

arrangement, repayment was structured over 24 monthly installments beginning in March 2024, with an annual interest rate equivalent to Brazil's CDI rate of approximately 11.65%.

At September 30, 2024, the gross amount of accounts and note receivable from PMA was $23.2 million (December 31, 2023 - $25.2 million). PMA continued to miss its installment due in 2024, and is currently in default of the agreement. Accordingly, the note receivable is considered credit impaired, and the Company increased the expected credit loss provision by $1.8 million and $6.3 million in the three and nine months ended September 30, 2024, respectively. After adjusting for credit loss provision and present value discount of $13.0 million (December 31, 2023 - $7.7 million), the amortized cost of the note receivable at September 30, 2024 was $10.3 million (December 31, 2023 - $17.4 million), of which $5.1 million (December 31, 2023 - $8.3 million) was classified as current and $5.2 million (December 31, 2023 - $9.1 million) as non-current.

Liquidity risk

Liquidity risk is the risk associated with the difficulties that the Company may have meeting the obligations associated with financial liabilities that are settled with cash payments or with another financial asset. The Company's approach to liquidity management is to ensure as much as possible that sufficient liquidity exists to meet their maturity obligations on the expiration dates, under normal and stressful conditions, without causing unacceptable losses or with risk of undermining the normal operation of the Company.

The table below shows the Company's maturity of non-derivative financial liabilities on September 30, 2024:

Non-derivative financial liabilities	Carrying value	Contractual cash flows	Up to 12 months	1 - 2 years	3 - 5 years	More than 5 years
Loans and borrowings (including interest)	$538,910	$705,854	$70,136	$170,718	$465,000	$—
Accounts payable and accrued liabilities	113,910	113,910	113,910	—	—	—
Other non-current liabilities	13,693	29,279	—	28,184	709	386
Leases	20,427	20,404	11,705	7,721	927	51
Total	$686,940	$869,447	$195,751	$206,623	$466,636	$437

As at September 30, 2024, the Company has capital commitments, which is net of advances to suppliers, of $65.3 million through contracts and purchase orders which are expected to be incurred over a six-year period. In the normal course of operations, the Company may also enter into long-term contracts which can be cancelled with certain agreed customary notice periods without material penalties.

The Company also has a derivative financial liability for foreign exchange collar contracts whose notional amounts and maturity information are disclosed below under foreign exchange currency risk.

Foreign exchange currency risk

Ero Copper Corp. September 30, 2024 MD&A | Page 18

The Company’s subsidiaries in Brazil are exposed to exchange risks primarily related to the US dollar. In order to minimize currency mismatches, the Company monitors its cash flow projections considering future sales expectations indexed to US dollar variation in relation to the cash requirement to settle the existing financings.

The Company's exposure to foreign exchange currency risk at September 30, 2024 relates to $67.3 million (December 31, 2023 – $17.2 million) in loans and borrowings of MCSA denominated in US dollars and Euros. In addition, the Company is also exposed to foreign exchange currency risk at September 30, 2024 on $485.3 million of intercompany loan balances (December 31, 2023 - $342.2 million) which have contractual repayment terms. Strengthening (weakening) in the Brazilian Real against the US dollar at September 30, 2024 by 10% and 20%, would have decreased (increased) pre-tax net loss by $55.2 million and $110.4 million, respectively. This analysis is based on the foreign currency exchange variation rate that the Company considered to be reasonably possible at the end of the period and excluding the impact of the derivatives below. The analysis assumes that all other variables, especially interest rates, are held constant.

The Company may use certain foreign exchange derivatives, including collars and forward contracts, to manage its foreign exchange risks. A summary of the Company's foreign exchange derivatives at September 30, 2024 is summarized as follows:

Purpose	Notional Amount	Denomination	Weighted average floor	Weighted average cap / forward price	Maturities
Operational costs	$307.5 million	USD/BRL	5.23	6.10	Oct 2024 - Dec 2025
Capital expenditures	$19.5 million	USD/BRL	5.11	5.23	Oct 2024 - Dec 2024
Total	$327.0 million	USD/BRL	5.22	6.05	Oct 2024 - Dec 2025

The aggregate fair value of the Company's foreign exchange derivatives was a net liability of $4.1 million (December 31, 2023 - asset of $11.3 million). The fair values of foreign exchange contracts were determined based on option pricing models, forward foreign exchange rates, and information provided by the counter party.

The change in fair value of foreign exchange derivatives was a gain of $9.8 million and a loss of $15.6 million for the three and nine months ended September 30, 2024, respectively (a loss of $7.5 million and $2.3 million for the three and nine months ended September 30, 2023, respectively), which have been recognized in foreign exchange gain (loss).

In addition, during the three and nine months ended September 30, 2024, the Company recognized a realized loss of $3.4 million and $2.3 million, respectively (realized gain of $3.5 million and $7.2 million for the three and nine months ended September 30, 2023, respectively), related to the settlement of foreign exchange derivatives.

Interest rate risk

The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and

Ero Copper Corp. September 30, 2024 MD&A | Page 19

borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid.

The Company is principally exposed to interest rate risk through its Senior Credit Facility and Brazilian Real denominated bank loans. Based on the Company’s net exposure at September 30, 2024, a 1% change in the variable rates would not materially impact its pre-tax annual net income.

Price risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks.

At September 30, 2024, the Company has entered into zero-cost gold collar contracts on 2,500 ounces of gold per month from January 2025 to December 2025, representing just over 50% of its estimated production volumes for the period. As of September 30, 2024, the fair value of these contracts was a net liability of $0.4 million (December 31, 2023 - nil). The fair value of gold collar contracts was determined based on option pricing models, forward gold price, and information provided by counter party. At September 30, 2024, the Company does not have any outstanding copper collar contracts (December 31, 2023 - liability of $0.6 million).

During the three and nine months ended September 30, 2024, the Company recognized an unrealized gain of $0.4 million and an unrealized impact of nil (unrealized loss of $1.8 million and unrealized gain of $0.8 million for the three and nine months ended September 30, 2023), respectively, on its commodity derivatives.
During the three and nine months ended September 30, 2024, the Company also recognized a realized loss of $0.8 million and a realized loss of $2.6 million, respectively, in relation to its commodity derivatives in other income or loss (nil and $1.8 million realized loss for three and nine months ended September 30, 2023).

At September 30, 2024, the Company had provisionally priced sales that are exposed to commodity price changes. Based on the Company’s net exposure at September 30, 2024, a 10% change in the price of copper would have changed pre-tax net income (loss) $1.0 million.

For a discussion of additional risks applicable to the Company and its business and operations, including risks related to the Company’s foreign operations, the environment and legal proceedings, see “Risk Factors” in the Company’s AIF.

OTHER FINANCIAL INFORMATION

Off-Balance Sheet Arrangements

As at September 30, 2024, the Company had no material off-balance sheet arrangements.

Outstanding Share Data

As of November 5, 2024, the Company had 103,304,418 common shares issued and outstanding.

Ero Copper Corp. September 30, 2024 MD&A | Page 20

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

The Company’s material accounting policies and accounting estimates are contained in the Company’s consolidated financial statements for the year ended December 31, 2023 and condensed consolidated interim financial statements for the three and nine months ended September 30, 2024. Judgements have been made in the determination of the functional currency of the Company and its subsidiaries, assessment of the probability of cash outflow related to legal claims and contingent liabilities, and commencement of commercial production. Certain of accounting policies, such as derivative instruments, deferred revenue, carrying amounts of mineral properties and associated mine closure and reclamation costs, provision for mine closure and reclamation costs, income tax including tax uncertainties, expected credit losses involve critical accounting estimates. Certain of these estimates are dependent on mineral reserves and resource estimates. Changes in estimates of mineral reserves and resources could impact depreciation and depletion rates, asset carrying amounts and the provisions for mine closure and reclamation costs. The Company estimates its mineral reserves and resources based on information compiled by competent individuals. Estimates of mineral reserves and resources are used in the calculation of depreciation, depletion and determination, when applicable, of the recoverable amount of CGUs, and for forecasting the timing of reclamation and closure cost expenditures. There are numerous uncertainties inherent in estimating mineral reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the estimation methodology, forecasted prices of commodities, exchange rates, production costs or recovery rates may change the economic status of mineral reserves and may, ultimately, result in changes in the mineral reserves.

Management continuously reviews its estimates, judgments and assumptions on an ongoing basis using the most current information available. Revisions to estimates are recognized prospectively.

Ero Copper Corp. September 30, 2024 MD&A | Page 21

CAPITAL EXPENDITURES

The following table presents capital expenditures at the Company’s operations on an accrual basis and are net of any sales and value-added taxes.

	2024 - Q3	2024 - Q2	2024 - Q1	2024 - YTD
Caraíba Operations
Growth	$21,266	$13,987	$19,731	$54,984
Sustaining	19,373	19,462	14,267	53,102
Exploration	5,158	4,960	4,599	14,717
Deposit on Projects	(8,593)	(3,579)	3,007	(9,165)
Total, Caraíba Operations	$37,204	$34,830	$41,604	$113,638

Tucumã Project
Growth	4,520	48,151	56,781	109,452
Sustaining	3,994	—	—	3,994
Capitalized ramp-up costs	14,236	4,237	—	18,473
Exploration	1,222	912	10	2,144
Deposit on Projects	(455)	(13,570)	(6,752)	(20,777)
Total, Tucumã Project	$23,517	$39,730	$50,039	$113,286

Xavantina Operations
Growth	2,182	2,081	57	4,320
Sustaining	2,730	2,769	3,064	8,563
Exploration	1,186	1,133	1,314	3,633
Deposit on Projects	21	151	(29)	143
Total, Xavantina Operations	$6,119	$6,134	$4,406	$16,659

Corporate and Other
Sustaining	—	112	—	112
Exploration	2,967	545	1,134	4,646
Deposit on Projects	17	2	(10)	9
Total, Corporate and Other	$2,984	$659	$1,124	$4,767

Consolidated
Growth	27,968	64,219	76,569	168,756
Sustaining	26,097	22,343	17,331	65,771
Capitalized ramp-up costs	14,236	4,237	—	18,473
Exploration	10,533	7,550	7,057	25,140
Deposit on Projects	(9,010)	(16,996)	(3,784)	(29,790)
Total, Consolidated Capital Expenditures	$69,824	$81,353	$97,173	$248,350

Ero Copper Corp. September 30, 2024 MD&A | Page 22

	2024 - Q3	2024 - Q2	2024 - Q1	2024 - YTD
Total, Consolidated Capital Expenditures	$69,824	$81,353	$97,173	$248,350
Add (less):
Additions to exploration and evaluation assets	(3,351)	(293)	(1,201)	(4,845)
Additions to right-of-use assets	5,808	3,800	4,034	13,642
Capitalized depreciation	234	(426)	574	382
Realized foreign exchange (loss) gain on capital expenditure hedges	(1,391)	(858)	1,688	(561)
Total, additions per Mineral Properties, Plant and Equipment note	$71,124	$83,576	$102,268	$256,968

ALTERNATIVE PERFORMANCE (NON-IFRS) MEASURES

The Company utilizes certain alternative performance (non-IFRS) measures to monitor its performance, including copper C1 cash cost, copper C1 cash cost including foreign exchange hedges, realized copper price, gold C1 cash cost, gold AISC, realized gold price, EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share, net (cash) debt, working capital and available liquidity. These performance measures have no standardized meaning prescribed within generally accepted accounting principles under IFRS and, therefore, amounts presented may not be comparable to similar measures presented by other mining companies. These non-IFRS measures are intended to provide supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The tables below provide reconciliations of these non-IFRS measures to the most directly comparable IFRS measures as contained in the Company’s financial statements.

Unless otherwise noted, the non-IFRS measures presented below have been calculated on a consistent basis for the periods presented.

Copper C1 Cash Cost and Copper C1 Cash Cost including Foreign Exchange Hedges

Copper C1 cash cost and copper C1 cash cost including foreign exchange hedges are non-IFRS performance measures used by the Company to manage and evaluate the performance of its copper mining operations.

Copper C1 cash cost is calculated as C1 cash costs divided by total pounds of copper produced during the period. C1 cash costs comprise the total cost of production, including expenses related to transportation, and treatment and refining charges. These costs are net of by-product credits, incentive payments and certain tax credits associated with sales invoiced to the Company's Brazilian customer.

Copper C1 cash cost including foreign exchange hedges is calculated as C1 cash costs, adjusted for realized gains or losses from its operational foreign exchange hedges, divided by total pounds of copper produced during the period. Although the Company does not apply hedge accounting in its consolidated financial statements and recognizes these contracts at fair value through profit or loss,

Ero Copper Corp. September 30, 2024 MD&A | Page 23

the Company believes it appropriate to present cash costs including the impact of realized gains and losses as these contracts were entered into to mitigate the impact of changes in exchange rates.

While copper C1 cash cost is widely reported in the mining industry as a performance benchmark, it does not have a standardized meaning and is disclosed as a supplement to IFRS measures.

The following table provides a reconciliation of copper C1 cash cost to cost of production, its most directly comparable IFRS measure.

Reconciliation:	2024 - Q3	2024 - Q2	2023 - Q3	2024 - YTD	2023 - YTD
Cost of production	$40,149	$41,945	$39,345	$124,321	$113,397
Add (less):
Transportation costs & other	1,283	1,283	1,614	3,818	4,686
Treatment, refining, and other	3,170	4,058	6,574	12,398	20,991
By-product credits	(6,584)	(3,431)	(3,022)	(12,455)	(9,536)
Incentive payments	(1,138)	(1,174)	(1,609)	(3,511)	(3,975)
Net change in inventory	(1,220)	(468)	2,835	(5,581)	2,973
Foreign exchange translation and other	3	21	(171)	17	(169)
C1 cash costs(1)	35,663	42,234	45,566	119,007	128,367
(Gain) loss on foreign exchange hedges	1,965	46	(3,458)	1,735	(7,232)
C1 cash costs including foreign exchange hedges	$37,628	$42,280	$42,108	$120,742	$121,135

	2024 - Q3	2024 - Q2	2023 - Q3	2024 - YTD	2023 - YTD
Costs
Mining	$26,529	$27,881	$27,258	$79,666	$76,262
Processing	7,069	7,927	8,362	22,173	22,559
Indirect	5,479	5,799	6,394	17,225	18,091
Production costs	39,077	41,607	42,014	119,064	116,912
By-product credits	(6,584)	(3,431)	(3,022)	(12,455)	(9,536)
Treatment, refining and other	3,170	4,058	6,574	12,398	20,991
C1 cash costs(1)	35,663	42,234	45,566	119,007	128,367
(Gain) loss on foreign exchange hedges	1,965	$46	$(3,458)	1,735	(7,232)
C1 cash costs including foreign exchange hedges	$37,628	$42,280	$42,108	$120,742	$121,135

(1)     Copper C1 cash costs for the three and nine months ended September 30, 2024 exclude Tucumã Operation's results as the mine has not yet achieved commercial production.

Ero Copper Corp. September 30, 2024 MD&A | Page 24

	2024 - Q3	2024 - Q2	2023 - Q3	2024 - YTD	2023 - YTD
Costs per pound
Total copper produced (lbs, 000)	21,871	19,548	23,734	59,257	70,761

Mining	$1.22	$1.42	$1.15	$1.34	$1.08
Processing	$0.32	$0.41	$0.35	$0.38	$0.32
Indirect	$0.25	$0.30	$0.27	$0.29	$0.26
By-product credits	$(0.30)	$(0.18)	$(0.13)	$(0.21)	$(0.13)
Treatment, refining and other	$0.14	$0.21	$0.28	$0.21	$0.30
Copper C1 cash costs(1)	$1.63	$2.16	$1.92	$2.01	$1.83
Loss (gain) on foreign exchange hedges	$0.09	$—	$(0.15)	$0.03	$(0.10)
Copper C1 cash costs including foreign exchange hedges	$1.72	$2.16	$1.77	$2.04	$1.73

(1)     Copper C1 cash costs for the three and nine months ended September 30, 2024 exclude Tucumã Operation's results as the mine has not yet achieved commercial production.

Realized Copper Price

Realized copper price is a non-IFRS ratio that is calculated as gross copper revenue divided by pounds of copper sold during the period. Management believes measuring realized copper price enables investors to better understand performance based on the realized copper sales in each reporting period.

The following table provides a calculation of realized copper price and a reconciliation to copper segment .

Reconciliation:	2024 - Q3	2024 - Q2	2023 - Q3	2024 - YTD	2023 - YTD
Copper revenue(1)	$87,305	$78,943	$76,136	$240,104	$237,366
less: by-product credits	(6,584)	(3,431)	(3,022)	(12,455)	(9,536)
Net copper revenue	80,721	75,512	73,114	227,649	227,830
add: treatment, refining and other	3,170	4,058	6,574	12,398	20,991
add: royalty taxes	1,489	1,428	1,418	4,276	4,548
Gross copper revenue	85,380	80,998	81,106	244,323	253,369
Total copper sold in concentrate (lbs, 000)	21,980	19,192	22,244	62,031	68,709
Realized copper price(2)	$3.88	$4.22	$3.65	$3.94	$3.69

(1) Copper revenue includes provisional price and volume adjustments
(2) Realized Copper Price for the three and nine months ended September 30, 2024 exclude Tucumã Operation's results as the mine has not yet achieved commercial production.

Ero Copper Corp. September 30, 2024 MD&A | Page 25

Gold C1 Cash Cost and Gold AISC

Gold C1 cash cost is a non-IFRS performance measure used by the Company to manage and evaluate the operating performance of its gold mining segment and is calculated as C1 cash costs divided by total ounces of gold produced during the period. C1 cash cost includes total cost of production, net of by-product credits and incentive payments. Gold C1 cash cost is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplemental to IFRS measures.

Gold AISC is an extension of gold C1 cash cost discussed above and is also a key performance measure used by management to evaluate operating performance of its gold mining segment. Gold AISC is calculated as AISC divided by total ounces of gold produced during the period. AISC includes C1 cash costs, site general and administrative costs, accretion of mine closure and rehabilitation provision, sustaining capital expenditures, sustaining leases, and royalties and production taxes. Gold AISC is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplement to IFRS measures.

The following table provides a reconciliation of gold C1 cash cost and gold AISC to cost of production, its most directly comparable IFRS measure.

Reconciliation:	2024 - Q3	2024 - Q2	2023 - Q3	2024 - YTD	2023 - YTD
Cost of production	$6,220	$7,580	$6,323	$21,055	$18,087
Add (less):
Incentive payments	(378)	(226)	(320)	(1,047)	(1,038)
Net change in inventory	1,378	(322)	213	1,320	797
By-product credits	(232)	(259)	(240)	(680)	(579)
Smelting and refining	79	97	101	266	240
Foreign exchange translation and other	203	215	453	650	510
C1 cash costs	$7,270	$7,085	$6,530	$21,564	$18,017
Site general and administrative	1,321	1,350	1,304	4,024	3,874
Accretion of mine closure and rehabilitation provision	82	88	112	262	328
Sustaining capital expenditure	2,784	2,653	4,258	8,691	10,801
Sustaining lease payments	1,801	1,908	1,832	5,831	5,232
Royalties and production taxes	686	862	808	2,058	1,702
AISC	$13,944	$13,946	$14,844	$42,430	$39,954

Ero Copper Corp. September 30, 2024 MD&A | Page 26

	2024 - Q3	2024 - Q2	2023 - Q3	2024 - YTD	2023 - YTD
Costs
Mining	$3,852	$3,705	$3,140	$11,377	$8,724
Processing	2,419	2,277	2,165	6,955	6,118
Indirect	1,152	1,265	1,364	3,646	3,514
Production costs	7,423	7,247	6,669	21,978	18,356
Smelting and refining costs	79	97	101	266	240
By-product credits	(232)	(259)	(240)	(680)	(579)
C1 cash costs	$7,270	$7,085	$6,530	$21,564	$18,017
Site general and administrative	1,321	1,350	1,304	4,024	3,874
Accretion of mine closure and rehabilitation provision	82	88	112	262	328
Sustaining capital expenditure	2,784	2,653	4,258	8,691	10,801
Sustaining leases	1,801	1,908	1,832	5,831	5,232
Royalties and production taxes	686	862	808	2,058	1,702
AISC	$13,944	$13,946	$14,844	$42,430	$39,954

Costs per ounce
Total gold produced (ounces)	13,485	16,555	17,579	48,274	42,355

Mining	$286	$224	$179	$236	$206
Processing	$179	$138	$123	$144	$144
Indirect	$85	$76	$78	$76	$83
Smelting and refining	$6	$6	$6	$6	$6
By-product credits	$(17)	$(16)	$(15)	$(15)	$(14)
Gold C1 cash cost	$539	$428	$371	$447	$425
Gold AISC	$1,034	$842	$844	$879	$943

Ero Copper Corp. September 30, 2024 MD&A | Page 27

Realized Gold Price

Realized gold price is a non-IFRS ratio that is calculated as gross gold revenue divided by ounces of gold sold during the period. Management believes measuring realized gold price enables investors to better understand performance based on the realized gold sales in each reporting period. The following table provides a calculation of realized gold price and a reconciliation to gold segment revenues, its most directly comparable IFRS measure.

(in '000s except for ounces and price per ounce)	2024 - Q3	2024 - Q2	2023 - Q3	2024 - YTD	2023 - YTD
NX Gold revenue	$34,433	$38,147	$29,046	$104,517	$73,701
less: by-product credits	(232)	(259)	(240)	(680)	(579)
Gold revenue, net	$34,201	$37,888	$28,806	$103,837	$73,122
add: smelting, refining, and other charges	619	761	588	1,985	1,452

Gold revenue, gross	$34,820	$38,649	$29,394	$105,822	$74,574
- spot (cash)	$25,718	$31,775	$23,003	$82,022	$57,519
- stream (cash)	$2,047	$1,789	$1,383	$5,737	$3,796
- stream (amortization of deferred revenue)	$7,055	$5,085	$5,008	$18,063	$13,259

Total gold ounces sold	14,615	17,621	15,457	49,089	39,470
- spot	10,425	13,785	11,867	36,508	29,612
- stream	4,190	3,836	3,590	12,581	9,858

Realized gold price (per ounce)	$2,382	$2,193	$1,902	$2,156	$1,889
- spot	$2,467	$2,305	$1,938	$2,247	$1,942
- stream (cash + amortization of deferred revenue)	$2,172	$1,792	$1,780	$1,892	$1,730
- cash (spot cash + stream cash)	$1,900	$1,905	$1,578	$1,788	$1,553

Earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and Adjusted EBITDA

EBITDA and adjusted EBITDA are non-IFRS performance measures used by management to evaluate its debt service capacity and performance of its operations. EBITDA represents earnings before finance expense, finance income, income taxes, depreciation and amortization. Adjusted EBITDA is EBITDA before the pre-tax effect of adjustments for non-cash and/or non-recurring items required in determination of EBITDA for covenant calculation purposes.
The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income, its most directly comparable IFRS measure.

Ero Copper Corp. September 30, 2024 MD&A | Page 28

Reconciliation:	2024 - Q3	2024 - Q2	2023 - Q3	2024 - YTD	2023 - YTD
Net Income (Loss)	$41,367	$(53,399)	$2,811	$(18,862)	$57,252
Adjustments:
Finance expense	4,039	4,565	8,017	13,238	20,538
Finance income	(781)	(1,361)	(2,976)	(3,610)	(10,476)
Income tax expense (recovery)	8,331	(8,267)	(807)	(1,789)	9,632
Amortization and depreciation	21,555	22,294	21,299	67,145	58,044
EBITDA	$74,511	$(36,168)	$28,344	$56,122	$134,990
Foreign exchange (gain) loss	(17,246)	70,454	13,937	72,204	(9,741)
Share based compensation	4,859	6,075	(1,185)	17,479	8,741
Write-down of exploration and evaluation asset	467	10,745	—	11,212	—
Unrealized (gain) loss on commodity derivatives	(360)	436	1,814	12	(840)
Adjusted EBITDA	$62,231	$51,542	$42,910	$157,029	$133,150

Adjusted net income attributable to owners of the Company and Adjusted net income per share attributable to owners of the Company

“Adjusted net income attributable to owners of the Company” is net income attributed to shareholders as reported, adjusted for certain types of transactions that, in management's judgment, are not indicative of our normal operating activities or do not necessarily occur on a recurring basis. “Adjusted net income per share attributable to owners of the Company” (“Adjusted EPS”) is calculated as "adjusted net income attributable to owners of the Company" divided by weighted average number of outstanding common shares in the period. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investor and analysts use these supplemental non-IFRS performance measures to evaluate the normalized performance of the Company. The presentation of Adjusted EPS is not meant to substitute the net income (loss) per share attributable to owners of the Company (“EPS”) presented in accordance with IFRS, but rather it should be evaluated in conjunction with such IFRS measures.
The following table provides a reconciliation of Adjusted net income attributable to owners of the Company and Adjusted EPS to net income attributable to the owners of the Company, its most directly comparable IFRS measure.

Ero Copper Corp. September 30, 2024 MD&A | Page 29

Reconciliation:	2024 - Q3	2024 - Q2	2023 - Q3	2024 - YTD	2023 - YTD
Net income (loss) as reported attributable to the owners of the Company	$40,857	$(53,247)	$2,525	$(19,531)	$56,255
Adjustments:
Share based compensation	4,859	6,075	(1,185)	17,479	8,741
Unrealized foreign exchange (gain) loss on USD denominated balances in MCSA	(11,860)	48,517	9,481	47,914	(4,988)
Unrealized foreign exchange (gain) loss on foreign exchange derivative contracts	(9,807)	16,006	7,530	15,503	2,300
Write-down of exploration and evaluation asset	465	10,745	—	11,210	—
Unrealized (gain) loss on commodity derivatives	(367)	434	1,808	3	(836)
Tax effect on the above adjustments	3,431	(9,904)	(2,873)	(9,601)	540
Adjusted net income attributable to owners of the Company	$27,578	$18,626	$17,286	$62,977	$62,012

Weighted average number of common shares
Basic	103,239,881	103,082,363	93,311,434	103,026,138	92,767,525
Diluted	103,973,827	103,961,615	94,009,268	103,742,304	93,643,940

Adjusted EPS
Basic	$0.27	$0.18	$0.19	$0.61	$0.67
Diluted	$0.27	$0.18	$0.18	$0.61	$0.66

Net Debt

Net debt is a performance measure used by the Company to assess its financial position and ability to pay down its debt. Net debt is determined based on cash and cash equivalents, short-term investments, net of loans and borrowings as reported in the Company’s condensed consolidated interim financial statements. The following table provides a calculation of net (cash) debt based on amounts presented in the Company’s condensed consolidated interim financial statements as at the periods presented.

	September 30, 2024	June 30, 2024	December 31, 2023	September 30, 2023
Current portion of loans and borrowings	$39,383	$39,889	$20,381	$11,764
Long-term portion of loans and borrowings	499,527	486,919	405,852	407,656
Less:
Cash and cash equivalents	(20,229)	(44,773)	(111,738)	(44,757)
Short-term investments	—	—	—	(42,843)
Net debt (cash)	$518,681	$482,035	$314,495	$331,820

Ero Copper Corp. September 30, 2024 MD&A | Page 30

Working Capital and Available Liquidity

Working capital is calculated as current assets less current liabilities as reported in the Company’s condensed consolidated interim financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and ability to meet its current obligations using its current assets. Available liquidity is calculated as the sum of cash and cash equivalents, short-term investments and the undrawn amount available on its revolving credit facilities. The Company uses this information to evaluate the liquid assets available. The following table provides a calculation for these based on amounts presented in the Company’s condensed consolidated interim financial statements as at the periods presented.

	September 30, 2024	June 30, 2024	December 31, 2023	September 30, 2023
Current assets	$126,808	$124,554	$199,487	$174,113
Less: Current liabilities	(187,708)	(182,143)	(173,800)	(141,284)
Working (deficit) capital	$(60,900)	$(57,589)	$25,687	$32,829

Cash and cash equivalents	20,229	44,773	111,738	44,757
Short-term investments	—	—	—	42,843
Available undrawn revolving credit facilities	80,000	100,000	150,000	150,000
Available undrawn prepayment facilities(1)	25,000	25,000	—	—
Available liquidity	$125,229	$169,773	$261,738	$237,600

(1) In May 2024, the Company entered into a $50.0 million non-priced copper prepayment facility arrangement. Through the end of 2024, the Company has the option to increase the size of the facility from $50.0 million to $75.0 million.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, with the participation of the CEO and CFO, is responsible for establishing and maintaining adequate disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”) using Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") as its internal control framework.

The Company’s DC&P are designed to provide reasonable assurance that material information related to the Company is identified and communicated on a timely basis.

The Company’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of ICFR, no matter how well designed, has inherent limitations and cannot provide absolute assurance that all misstatements and instances of fraud, if any, within the Company have been prevented or detected. The Company’s ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Ero Copper Corp. September 30, 2024 MD&A | Page 31

There were no changes in the Company’s DC&P and ICFR that materially affected, or are reasonably likely to materially affect, ICFR during the three and nine months ended September 30, 2024.

NOTE REGARDING SCIENTIFIC AND TECHNICAL INFORMATION

Unless otherwise indicated, scientific and technical information in this MD&A relating to Ero’s properties (“Technical Information”) is based on information contained in the following:

The report prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) and entitled “2022 Mineral Resources and Mineral Reserves of the Caraíba Operations, Curaçá Valley, Bahia, Brazil”, dated December 22, 2022 with an effective date of September 30, 2022, prepared by Porfirio Cabaleiro Rodriguez, FAIG, Bernardo Horta de Cerqueira Viana, FAIG, Fábio Valério Câmara Xavier, MAIG and Ednie Rafael Moreira de Carvalho Fernandes, MAIG all of GE21 Consultoria Mineral Ltda. (“GE21”), Dr. Beck Nader, FAIG of BNA Mining Solutions (“BNA”) and Alejandro Sepulveda, Registered Member (#0293) (Chilean Mining Commission) of NCL Ingeniería y Construcción SpA (“NCL”) (the “Caraíba Operations Technical Report”). Each a “qualified person” and “independent” of the Company within the meanings of NI 43-101.

The report prepared in accordance with NI 43-101 and entitled “Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina”, dated May 12, 2023 with an effective date of October 31, 2022, prepared by Porfirio Cabaleiro Rodriguez, FAIG, Leonardo de Moraes Soares, MAIG and Guilherme Gomides Ferreira, MAIG, all of GE21 (the “Xavantina Operations Technical Report”). Each a “qualified person” and “independent” of the Company within the meanings of NI 43-101.

The report prepared in accordance with NI 43-101 and entitled “Boa Esperança Project NI 43-101 Technical Report on Feasibility Study Update”, dated November 12, 2021 with an effective date of August 31, 2021, prepared by Kevin Murray, P. Eng., Erin L. Patterson, P.E. and Scott C. Elfen, P.E. all of Ausenco Engineering Canada Inc. (or its affiliate Ausenco Engineering USA South Inc. in the case of Ms. Patterson), Carlos Guzmán, FAusIMM RM CMC of NCL and Emerson Ricardo Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission) and Resource Manager of the Company on the date of the report (now of HCM Consultoria Geologica Eireli (“HCM”)) (the “Tucumã Project Technical Report”). Each of Kevin Murray, P. Eng., Erin L. Patterson, P.E. and Scott C. Elfen, P.E., Carlos Guzmán, FAusIMM RM CMC and Emerson Ricardo Re, MAusIMM (CP), is a “qualified person” of the Company within the meanings of NI 43-101. Each of Kevin Murray, P. Eng., Erin L. Patterson, P.E. and Scott C. Elfen, P.E., and Carlos Guzmán, FAusIMM RM CMC are “independent” of the Company within the meaning of NI 43-101. Emerson Ricardo Re, MAusIMM (CP), as Resource Manager of the Company (on the date of the report and now of HCM), was not “independent” of the Company on the date of the report, within the meaning of NI 43-101.

Reference should be made to the full text of the Caraíba Operations Technical Report, the Xavantina Operations Technical Report and the Tucumã Project Technical Report, each of which is available for review on the Company's website at www.erocopper.com and under the Company’s profile on SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov.

The disclosure of Technical Information in this MD&A has been reviewed and approved by Cid Gonçalves Monteiro Filho, SME RM (04317974), MAIG (No. 8444), FAusIMM (No. 3219148) and Resource Manager of the Company who is a “qualified person” within the meanings of NI 43-101.

Ero Copper Corp. September 30, 2024 MD&A | Page 32

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to the Company’s production, operating cost and capital expenditure guidance; targeting additional mineral resources and expansion of deposits; capital and operating cost estimates and economic analyses (including cash flow projections), including those from the Caraíba Operations Technical Report, the Xavantina Operations Technical Report and the Tucumã Project Technical Report; the Company’s expectations, strategies and plans for the Caraíba Operations, the Xavantina Operations and the Tucumã Project, including the Company’s planned exploration, development, construction and production activities; the Company's plans for the Furnas Project; the results of future exploration and drilling; estimated completion dates for certain milestones; successfully adding or upgrading mineral resources and successfully developing new deposits; the costs and timing of future exploration, development and construction including but not limited to the Deepening Extension Project at the Caraíba Operations and the Tucumã Project; the timing and amount of future production at the Caraíba Operations, the Xavantina Operations and the Tucumã Project; expectations regarding the Company's ability to manage risks related to future copper price fluctuations and volatility; future financial or operating performance and condition of the Company and its business, operations and properties, including expectations regarding liquidity, capital structure, competitive position and payment of dividends; expectations regarding future currency exchange rates; expected concentrate treatment and refining charges; gold by-product credits and USD to BRL exchange rate; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this MD&A and in the AIF under the heading “Risk Factors”. The risks discussed in this MD&A and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to

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predict and beyond the Company’s control. In connection with the forward-looking statements contained in this MD&A and in the AIF, the Company has made certain assumptions about, among other things: favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations and the Tucumã Project being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks (including COVID-19), political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this MD&A, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this MD&A.

Forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

Cautionary Notes Regarding Mineral Resource and Reserve Estimates

Unless otherwise indicated, all reserve and resource estimates included in this MD&A and the documents incorporated by reference herein have been prepared in accordance with Canadian NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this MD&A and the documents incorporated by reference herein use the terms “measured resources,” “indicated resources” and “inferred resources” as defined in accordance with NI 43-101 and the CIM Standards.

Further to recent amendments, mineral property disclosure requirements in the United States (the “U.S. Rules”) are governed by subpart 1300 of Regulation S-K of the U.S. Securities Act of 1933, as

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amended (the “U.S. Securities Act”) which differ from the CIM Standards. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the “MJDS”), Ero is not required to provide disclosure on its mineral properties under the U.S. Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If Ero ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then Ero will be subject to the U.S. Rules, which differ from the requirements of NI 43-101 and the CIM Standards.

Pursuant to the new U.S. Rules, the SEC recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under the U.S. Rules are now “substantially similar” to the corresponding standards under NI 43-101. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that Ero reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are “substantially similar” to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that Ero may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Ero prepared the reserve or resource estimates under the standards adopted under the U.S. Rules.

ADDITIONAL INFORMATION

Additional information about Ero and its business activities, including the AIF, is available under the Company’s profile at www.sedarplus.ca and www.sec.gov.

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